[redacted]

11020980

S. MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2011

SEC FILE NUMBER
8- 66507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bhargava Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 White Pine Road

(No. and Street)

Franklin Lakes (City) NJ (State) 07417 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rakesh Bhargava 201-663-9107

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.

(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rakesh Bhargava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bhargava Wealth Management, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY SCHER
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCTOBER 03, 2012

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Member
Bhargava Wealth Management, LLC
Franklin Lakes, New Jersey

We have audited the accompanying statement of financial condition of Bhargava Wealth Management, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhargava Wealth Management, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 12, 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 25, 2011

Bhargava Wealth Management, LLC
Statement of Financial Condition
As of December 31, 2010

ASSETS

Current assets		
Cash	$	153,020
Fees receivable		653,617
Prepaid expenses		7,546
Total assets	$	814,183

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	1,353
Accrued expenses		308,142
Total liabilities		309,495
Member's equity		504,688
Total liabilities and member's equity	$	814,183

See accompanying notes to financial statements.

Bhargava Wealth Management, LLC
Notes to Financial Statements
December 31, 2010

Note 1 - Organization and Nature of Business

Bhargava Wealth Management, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware in May, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company earns service fees as marketing and sales representative with respect to soliciting prospective investors on behalf of its clients.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uninsured Cash Balances

Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Fees Receivable Credit Risk

Fees receivable were substantially all collected subsequent to the date of the statement of financial condition.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital of $55,319 which exceeded its requirement of $20,633 by $34,686. Aggregate indebtedness was $309,495 The Company's net capital ratio was 5.59 to 1 of aggregate indebtedness to net capital.

Note 4 - Related Party Transactions

The Company has entered an expense-sharing arrangement with its member whereby the member provides the Company management services, office facilities and other support services without cost.

Note 5 - Solicitation Agreements

The Company has entered into solicitation agreements with clients whereby the company earns service fees for acting as a marketing and sales representative with respect to solicitations for prospective investors on behalf of its clients.

The Company earns management and incentive fees based on initial and subsequent capital contributions and capital appreciation of the investors' accounts.

Note 6 - Employee Savings and Profit Sharing Plan

Eligible employees can elect to participate in a qualified 401K salary deferral and savings plan. The Company's matching contribution to the plan at December 31,2010 was approximately $4,600.
Eligible employees may also participate in the Company's profit sharing plan. The company's contribution to the profit sharing plan was $39,000 as of December 31,2010.

Note 7 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Note 7 - Fair Value (continued)

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
Bhargava Wealth Management, LLC
Franklin Lakes, New Jersey

In planning and performing our audit of the financial statements of Bhargava Wealth Management, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 25, 2011

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member
Bhargava Wealth Management, LLC
609 White Pine Road
Franklin Lakes, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bhargava Wealth Management, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bhargava Wealth Management, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bhargava Wealth Management, LLC's management is responsible for Bhargava Wealth Management, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 25, 2011

Bhargava Wealth Management, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

Bhargava Wealth Management, LLC
December 31, 2010

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